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Mail Processing Section

MAR 18

Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONSILIUM PARTNERS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Federal Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD BRIGGS 617-267-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE J. ROBERTS, CPA, PC
(Name – *if individual, state last, first, middle name*)

65 Walnut Street, Suite 302 (Address) Wellesley Hills (City) MA (State) 02481 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONSILIUM PARTNERS, LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public 3/17/10



JOEL LEA OLSON
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 03/07/2014

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Consilium Partners LLC – 2009 Annual Audit

SEC File Number: 8-52947 **Firm ID: 104486**

Item (N)

Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

(None reported)

No material inadequacies were found to have exist or to have existed since the date of the previous audit

George J. Roberts, CPA, PC

65 Walnut Street, Suite 302 · Wellesley Hills, MA 02481
Toll Free: 866-949-1175 · Office: 781-425-2050
Direct: 781-425-2056 · Fax: 781-425-2047

george.roberts@ingle-cpa.com · www.ingle-cpa.com

INDEPENDENT ACCOUNTANT'S REPORT

Consilium Partners, LLC
Boston, Massachusetts

I have examined management's assertion included in its representation letter dated February 20, 2010 that Consilium Partners, LLC maintained effective internal control over financial reporting and safeguarding securities as of December 31, 2009.

My examination was made in accordance with standards established by the American institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing and evaluating the design and operating effectiveness of the internal control structure, and such other procedures that I considered necessary in the circumstances. I believe that my examination provides a reasonable basis for my opinion.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under stanards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risks that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,



George J, Roberts, CPA, PC
Wellesley Hills, Massachusetts